FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Second Quarter Fiscal 2016 Results on Friday, September 25th, 2015	1.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry to Announce Second Quarter Fiscal 2016 Results on Friday, September 25th, 2015

Waterloo, Ontario - September 11, 2015 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) will be reporting results for the second quarter of fiscal 2016 on September 25, 2015. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-428-9507 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 3790672# or by clicking the link above. This replay will be available until 10 am ET October 11, 2015.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 14, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer